September 11, 2018

VIA EDGAR

Chad Eskildsen
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allied Asset Advisors Funds (the “Trust”) File Nos.: 333-30924; 811-09821

Dear Mr. Eskildsen:

We respectfully submit our response to the comment you provided to Nabil Sabki of Latham & Watkins LLP in a telephonic conversation on October 20, 2017 with respect to your review of the annual report (the “Annual Report”) and other filings of the Trust and its series, the Iman Fund (the “Fund”), relating to the Fund’s fiscal year ended May 31, 2017. Please find your comment reproduced below, followed by our response.

Comment 1.       The benchmark presented in the Fund’s Annual Report is a blended index, which consists of the Dow Jones Islamic Market U.S. Index and the Dow Jones Islamic Market World Index (the “Blended Index”). Please note that pursuant to the requirements of Form N-1A, the Fund’s performance is required to be compared to the performance of an appropriate broad-based securities market index. The inclusion of a blended index is permissible, but inclusion of the blended index does not satisfy the requirement to include the performance of a broad-based securities market index within the meaning of Instruction 5 to Item 27(b)(7) of Form N-1A.

Response 1.       Further to our discussions with you, in its upcoming annual update the Fund will revise its registration statement and, subsequently, its semi-annual and annual reports, such that the Fund will compare its performance to each of the Dow Jones Islamic Market World Index, on a standalone basis, and the Blended Index, which consists 50% of the Dow Jones Islamic Market U.S. Index and 50% of the Dow Jones Islamic Market World Index.

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If you would like to discuss our response in further detail or if you have any questions, please feel free to contact me at 312.876.7604. Thank you.

Sincerely, /s/ Nabil Sabki Nabil Sabki